February 11, 2008

VIA FACSIMILE: (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:  Ms. Susann Reilly, Esq.

Re:	Registration Statement on Form S-1 (No. 333-147855) of
Berliner Communications, Inc.

Ladies and Gentlemen:

On behalf of Berliner Communications, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, February 13, 2008, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Berliner Communications, Inc.

By:	/s/ Nicholas Day
Name:	Nicholas Day
Title:	General Counsel and Secretary